                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                             fine.com Corporation
        -----------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   317823 10 2
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                YASUMASA KOMEIJI
                                GENERAL MANAGER
                    TELECOMMUNICATION SERVICE BUSINESS DEPT.
                   TELECOMMUNICATION BUSINESS & PROJECT DIV.
                          INFOMATION BUSINESS GROUP.
                       ----------------------------------

                    1-2-1 Ohtemachi Chiyoda-ku, Tokyo, Japan
                               Tel: 03(3285)7844
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 11, 1997
        -----------------------------------------------------------------
             (Date of Event Which Required Filing of This Statement)




[ ] Check box if the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 317823 10 2              Schedule 13D                Page 2 of 5 Pages

--------------------------------------------------------------------------------
 1)  NAMES OF REPORTING PERSON                               Mitsui & Co., Ltd.

     S.S. OR IRS I.D. NO. OF REPORTING PERSON                (not applicable)
--------------------------------------------------------------------------------
 2)  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP.
     (a)   [ ]
     (b)   [ ]
--------------------------------------------------------------------------------
 3)  SEC USE ONLY
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 4)  SOURCE OF FUNDS                                         WC
--------------------------------------------------------------------------------
 5)  [ ] CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR ITEM 2(e).
--------------------------------------------------------------------------------
 6)  CITIZENSHIP OR PLACE OF ORGANIZATION  Company organized under laws of Japan
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7)  SOLE VOTING POWER                                  108,500 shares
      --------------------------------------------------------------------------
      8)  SHARED VOTING POWER                                23,810 shares
      --------------------------------------------------------------------------
      9)  SOLE DISPOSITIVE POWER                             108,500 shares
      --------------------------------------------------------------------------
     10)  SHARED DISPOSITIVE POWER                           23,810 shares
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT IF SHARES BENEFICIALLY
     OWNED BY EACH REPORTING PERSON                          132,310 shares
--------------------------------------------------------------------------------
12)  [ ] CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES.
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW 11                                        5.6%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                CO
--------------------------------------------------------------------------------

CUSIP NO. 317823 10 2              Schedule 13D                Page 3 of 5 Pages


Item 1. Security and Issuer.

            Title of Security.......................Common Stock

            Name and Address of Issuer..............fine.com Corporation
                                                    ("Issuer")
                                                    1118 Post Avenue
                                                    Seattle, Washington  98101
Item 2. Identity and Background.

        Person Filing:

        (a) Name....................................Mitsui & Co., Ltd.("Mitsui")

        (b) Business Address........................2-1 Ohtemachi 1-chome
                                                    Chiyoda - ku, Tokyo, Japan

        (c) Principal Business of Organization......Not applicable

        (d) Criminal Proceedings (past five years)..(none)

        (e) Civil Proceedings (past five years).....(none)

        (f) Citizenship/Place of Organization.......Company organized under laws of Japan

        Officers, Directors and Controlling Persons of Mitsui:

            Appendix A sets forth the name, principal occupation, business address and citizenship of each executive officer and director of Mitsui.

            To the best knowledge of Mitsui, during the last five years none of the persons listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding as to any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                The securities described in Item 5 below consist of 23,810 shares of Common Stock held by Digit, Inc., a wholly-owned subsidiary of Mitsui ("Digit") and 108,500 shares of Common Stock held by Mitsui.

                Digit acquired the 23,810 shares of Common Stock upon the automatic conversion of 23,810 shares of Series A Preferred Stock upon the effective date of the Issuer's registration statement for its initial public offering of Common Stock on August 11, 1997. Digit originally acquired the shares of preferred stock on January 27, 1997 for an aggregate purchase price of $100,002 ($4.20 per share), which was working capital of Digit.

                Subsequently, on August 12, 1997, Mitsui purchased 108,500 shares of Common Stock in the Issuer's initial public offering at the offering price of $6.50 per share for an aggregate purchase price of $705,250, which was working capital of Mitsui.

Item 4. Purpose of Transaction.

                Mitsui acquired the securities reported herein for investment purposes. At this time, Mitsui has no intention of acquiring additional securities of Issuer from those reported herein, although it reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of Issuer's securities, stock market conditions and the business prospects of Issuer.

                Mitsui has no present intention, arrangement or understanding to effect any of the transactions listed in Item 4(a) - (j) of Schedule 13D. Except as set forth herein, Mitsui does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4 of Schedule 13D.

CUSIP NO. 317823 10 2              Schedule 13D                Page 4 of 5 Pages


Item 5. Interest in Securities of the Issuer.

        (a) Number of Shares Beneficially Owned...132,310 shares of Common Stock

            Percentage Beneficially Owned.........5.6%

                      (Based on an aggregate 2,380,065 shares of common stock of the Issuer issued and outstanding as of August 31, 1997 as stated on the Issuer's Form 10-QSB for the quarter ended July 31, 1997)

        (b) Power of Vote and Disposition

            Sole Power to Vote....................108,500 shares

            Shared Power to Vote..................23,810 shares

            Sole Power of Disposition.............108,500 shares

            Shared Power of Disposition...........23,810 shares


        (c) Transactions in Shares:

            The securities described in Item 5(a) and (b) above consist of 23,810 shares of Common Stock held by Digit, Inc., a wholly-owned subsidiary of Mitsui ("Digit") and 108,500 shares of Common Stock held by Mitsui. Digit acquired the 23,810 shares of Common Stock upon the automatic conversion of 23,810 shares of Series A Preferred Stock upon the effective date of the Issuer's registration statement for its initial public offering of Common Stock on August 11, 1997. Digit originally acquired the shares of preferred stock on January 27, 1997 for an aggregate purchase price of $100,002 ($4.20 per share), which was working capital of Digit. Subsequently, on August 12, 1997, Mitsui purchased 108,500 shares of Common Stock in the Issuer's initial public offering at the offering price of $6.50 per share for an aggregate purchase price of $705,250, which was working capital of Mitsui.

        (d) Right to Dividends or Sale Proceeds......Not applicable

        (e)   Beneficial Ownership of 5% or Less.....Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

            Except as described above, neither Mitsui, nor any of its subsidiaries or affiliates, nor any of the executive officers, directors or controlling persons of Mitsui, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Issuer, finder's fee, joint venture, loan or option agreement, put or calls, guarantee of profit, division of profit or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

               None.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: December 7, 1997
                                       MITSUI & CO., LTD.

                                       By /s/   YASUMASA KOMEIJI
                                          ----------------------------------
                                                  YASUMASA KOMEIJI
                                                  GENERAL MANAGER
                                        TELECOMMUNICATION SERVICE BUSINESS DEPT.
                                       TELECOMMUNICATION BUSINESS & PROJECT DIV.
                                              INFOMATION BUSINESS GROUP.

                                   APPENDIX A

             EXECUTIVE OFFICERS AND DIRECTORS OF MITSUI & CO., LTD.



* ALL PERSONS LISTED HAVE A BUSINESS ADDRESS OF: MITSUI & CO., LTD., 2-1 OTEMACHI, 1-CHOME, CHIYODA-KU, TOKYO 100 JAPAN.

** ALL PERSONS LISTED ARE CITIZENS OF JAPAN.

CHAIRMAN AND EXECUTIVE DIRECTOR
            Naohiko Kumagi
PRESIDENT AND CHIEF EXECUTIVE OFFICER
            Shigeji Ueshima
EXECUTIVE VICE PRESIDENTS
            Mutsubu Uchida
            Takeo Tsuchikawa
            Goro Watanabe
            Kazuo Sato
            Masayoshi Furuhata                 President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc.
SENIOR EXECUTIVE MANAGING DIRECTORS
            Toshikatsu Fukuma
            Naomichi Suzuki
            Shigeru Endo
            Yoshiaki Onuki                     Chairman and Managing Director of Mitsui & Co. Europe Ltd,; Managing
                                               Director of Mitsui & Co. UK PLC; Chairman of Mitsui & Co.
                                               International (Europe) B.V.
            Makoto Ejima                       General Manager, Osaka Office
EXECUTIVE MANAGING DIRECTORS
            Kanji Miyazaki                     Chief Operating Officer, Marine & Aerospace Group
            Osamu Fukumuro                     Chief Operating Officer, Electronics & Information Business Group
            Noboru Kishida                     Chief Operating Officer, Property, Service, Construction & Housing
                                               Business Development Group
            Seiichi Shimada                    General Manager, Corporate Planning Division
            Shinjiro Shimizu                   Chief Operating Officer, Communications, Transportation & Industrial
                                               Project Group
            Seiji Kawarabayashi                General Manager, Nagoya Office
            Hiroyuki Maruko                    Chief Operating Officer, Iron & Steel Products Group
            Shuzo Uematsu                      General Representative in China; Chairman of Mitsui & Co. (Shanghai)
                                               Ltd.; Chairman of Mitsui & Co. (China) Ltd.
            Takahiro Ienaga                    President of Mitsui & Co. (Thailand) Ltd.
            Retsu Imaizumi                     Chief Operating Officer, Iron & Steel Raw Materials Group
            Hisayoshi Toda                     Chief Operating Officer, Electric Machinery Group
            Nobuo Ohashi                       Chief Operating Officer, Foods Group
DIRECTORS
            Susumu Miyamoto                    President of Mitsui & Co. (Canada), Ltd.
            Tetsuo Murakami                    General Manager, General Accounting Division
            Isamu Ijiri                        General Manager, Fukuoka Office
            Shinichi Kimura                    General Manager, Seoul Branch

            Jun Tashiro                        Chief Operating Officer, Motor Vehicles Group
            Katsumaru Kikushima                Chief Operating Officer, Plant & Project Group
            Junji Sato                         Representative of Mitsui & Co., Ltd. in Indonesia
            Kinji Nakano                       Chief Operating Officer, Petrochemicals & Polymers Group
            Haruo Hoshizaki                    Operating Officer, Electronics & Information Business Group
            Hiroshi Uno                        Chief Operating Officer, Non-Ferrous Metals Group
            Hiroshi Shiraiwa                   Senior Deputy General Manager, Osaka Office
            Nobuyuki Shimizu                   Chief Operating Officer, General Merchandise Group
            Toshio Yamashita                   Chief Operating Officer, Textile Group
            Hisayuki Mitsunaga                 Operating Officer, Property, Service, Construction & Housing
                                               Business Development Group
            Itsuzo Kinoshita                   Operating Officer, Iron & Steel Products Group
            Hiroshi Nagata                     Chief Operating Officer, Fertilizer & Inorganic Chemicals Group
            Hiroshi Otaka                      Deputy General Representative in China; General Manager of Peking
                                               Office; Director of Mitsui & Co. (Shanghai) Ltd.; Vice Chairman of
                                               Mitsui & Co. (China) Ltd.
            Norio Shoji                        Chief Operating Officer, Energy Group
            Tasuka Kondo                       General Manager, Finance Division
            Toshihiko Sasahira                 General Manager, Chemical Administrative Division
            Toshimitsui  Hosoya                Chief Operating Officer, Transportation Logistics Group
            Katsuto Momii                      Operating Officer, Iron & Steel Raw Materials Group
            Kazumi Nakagawa                    General Manager, Personnel Division
            Shoei Utsuda                       General Manager, Machinery & Information Administrative Division
            Atsumi Shiraka                     Chief Operating Officer, Speciality Chemicals & Plastics Group